Exhibit 99.1

BRAGG GAMING GROUP APPOINTS Matevž Mazij CEO

Matevž Mazij is the Founder of Oryx Gaming and Chairman of Bragg Board of Directors

TORONTO, August 28, 2023 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”),  a global B2B gaming technology and content provider, today announced the Board of Directors (the “Board”) has appointed Matevž Mazij, Chairman of the Board, as Chief Executive Officer, effective immediately. Mr. Mazij, Bragg’s largest shareholder and the founder of Oryx Gaming, the Company's original PAM, aggregation and RGS gaming technology platforms, which was acquired by Bragg in 2018, takes over as CEO for Yaniv Sherman, who stepped down. The change was made following a thorough evaluation by the Board and to ensure the optimal alignment of the best interests of the company and its stakeholders.

"On behalf of the Board of Directors and the entire Bragg team, I would like to thank Yaniv for his leadership, commitment, and contributions to the Company," said Holly Gagnon, Lead Independent Director of the Board. "The Board remains focused on supporting the Company’s senior management team as they continue to execute on initiatives that drive profitable growth and the creation of new, sustainable shareholder value. We are confident that as the founder and visionary of Oryx Gaming, the combination of Matevž’ signficant industry experience and deep knowledge of Bragg with the Company’s experienced senior leadership team favorably positions Bragg to continue successfully executing on our key strategic objectives and serve our valued customers and partners with excellence."

"Following several years of serving on the Board, I am excited to return to an operational role to lead the Company towards continued top-line and cash flow growth," said Mr. Mazij. “Bragg possesses many opportunities to further grow our scale of operations across North America, Europe and evolving global regulated iGaming markets. I look forward to working with senior management and all of our team members to bring fresh perspectives that can amplify our ability to continue our successful execution of the growth strategies that we established following the acquisitions of Wild Streak Gaming and Spin Games in 2021 and 2022, respectively."

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s Annual Information Form dated March 23, 2023, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com

info@bragg.games